

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2016

<u>Via E-mail</u>
Alexander W. Pease
Executive Vice President, Chief Financial Officer
Snyder's-Lance, Inc.
13515 Ballantyne Corporate Place
Charlotte, NC 28277

     Re: **Snyder's-Lance, Inc.**
                Form 10-K for the Fiscal Year ended January 2, 2016
                Filed March 1, 2016
                File No. 000-00398

Dear Mr. Pease:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Brad Skinner

                            Brad Skinner
                            Senior Assistant Chief Accountant
                            Office of Natural Resources